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                     June 7, 2021

       Susan Lynch
       Chief Financial Officer
       Vectrus, Inc.
       2424 Garden of the Gods Road
       Colorado Springs, Colorado 80919

                                                        Re: Vectrus, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 2, 2021
                                                            File No. 1-36341

       Dear Ms. Lynch:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services